Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 September 2015

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 30 September 2015

Highlights

•                  Launched a new marketing program in the U.S., coincident with the October Breast Cancer Awareness Month;

•                  Issuance of U.S. Patent Nos: 9,051,617 and 9,068,229 covering three of the core genetic markers in the Company’s BREVAGenplus® risk assessment test;

•                  Improved revenue receipt per test;

•                  Further cost reductions implemented; and

•                  Cash position of AUD 17.7m as at 30 September 2015

Melbourne, Australia, 29 October 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), is pleased to provide its Quarterly Activities Report for the period ending 30 September 2015 and the attached Appendix 4C.

In September, the Company launched a new marketing program in the U.S. coincident with the October Breast Cancer Awareness Month. The program was designed to increase consumer awareness and to drive demand for BREVAGenplus®.

The program consists of two major promotional and public relations events. The Company is running a national promotion on the BREVAGenplus Facebook page asking consumers to share their motivation for learning about their personal risk of developing breast cancer for the chance to win a $250 spa gift card. The program is being supported through Facebook posts, as well as targeted outreach to health-focused bloggers and physicians.

To drive further awareness about sporadic breast cancer and the clinical benefits of BREVAGenplus, the Company is running a national satellite media tour with Dr. Russell Stankiewicz, Clinical Assistant Professor of Obstetrics and Gynecology in the department of Obstetrics, Gynecology, and Family Medicine at The Commonwealth Medical College in Scranton, Pennsylvania and President and Senior Partner at OB/GYN Associates of Lewisburg, P.C. The satellite media tour will consist of a series of 25 television, radio, and blogger interviews with Dr. Stankiewicz over a four-hour time period. The reporters will interview Dr. Stankiewicz about the difference between hereditary and sporadic breast cancer and the benefits of BREVAGenplus. The interviews will air throughout the month of October and are expected to reach an audience of approximately 5 million U.S. consumers. The Company has coordinated these promotional efforts with its existing territory sales personnel and has developed and deployed an Inside Sales Support Team to ensure rapid response to physician or patient inquiries resulting from these programs.

“Non-hereditary breast cancer accounts for up to 85 percent of all breast cancer cases and therefore, it is critical that women understand the importance of knowing their own personal risk of developing sporadic, or non-hereditary breast cancer. BREVAGenplus is the only test of its kind that can help women and their doctors in this capacity. These types of promotional programs further demonstrate our commitment to raise awareness of this important issue with women and the medical community during this period of heightened focus on breast cancer,” commented, Mr. Eutillio Buccilli, Chief Executive Officer of Genetic Technologies Limited.

On 6 August 2015, the Company announced the issuance of U.S. Patent Nos: 9,051,617 and 9,068,229 covering three of the core genetic markers referred to as single-nucleotide polymorphisms (“SNPs”) in the Company’s BREVAGenplus risk assessment test. This patent family is assigned to Cambridge University, England and licensed exclusively to Genetic Technologies Limited. The patents

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comprise an important part of the commercialisation strategy for our first-in-class breast cancer risk assessment test.

The particular SNPs in question were amongst the first of the breast cancer susceptibility loci to be consistently and robustly confirmed across multiple genome-wide association studies, such that their inclusion in BREVAGenplus provides the test with an additional significant proprietary competitive advantage over other SNP-based tests that might be developed.

Overall, the proprietary technology incorporated into the BREVAGenplus test provides significant benefits over existing breast cancer risk assessment algorithms. Further scientific validation studies of BREVAGenplus, detailing these performance benefits, have recently been completed, as was announced to the market on 14 July 2015, and as was further announced at that time, the Company expected to report the results, along with the anticipated publication of the first such study, by the end of Q1 FY16.

The Company’s timeline estimate for publication of the validation data was, at the time, based upon American Association of Cancer Research journals target turnaround times, and on that basis, publication time was estimated to be around 60 days from date of submission. Unfortunately however, the present study has exceeded that turnaround time, for reasons outside of the Company’s control. The Company will endeavor to release the data as soon as possible, but these delays are a function of the peer-review process, rather than any internal work required on the product.

OPERATIONS

Financial summary

For the September 2015 quarter, 344 BREVAGen/BREVAGenplus test samples were received, versus 425 tests received in the previous quarter.

Total cash receipts from customers during the quarter ended 30 September 2015 were AUD 0.4m, (PCP: AUD 1.0m). This previous corresponding period revenue includes revenue generated from the Australian heritage business that was divested on 19 November 2014.

A review of the Company’s latest Appendix 4C continues to show the benefits derived from the restructure and cost control measures introduced, with the September quarter operational cash spend (net of receipts) down $0.2m on the previous quarter, to $2.4m. Based on the September quarter run rate, the annualised FY16 cash spend equates to AUD 9.7m versus FY15: AUD 10.4m and FY14: AUD 15.3m, representing a reduction in annual cash spend of 6% and 36% respectively.

BREVAGenplus breast cancer risk test

In October 2014, the Company announced the U.S. release of BREVAGenplus, an easy-to-use predictive risk test for the millions of women at risk of developing sporadic, or non-hereditary, breast cancer, which represents a marked enhancement in accuracy and broader patient applicability over the Company’s first generation BREVAGen product. The main enhancement in the test is the inclusion of 77 SNPs in the test panel compared to 7 for BREVAGen. BREVAGenplus is also validated for use in African American and Hispanic women, unlike its predecessor, greatly expanding the population of women whom it is applicable to. Results from BREVAGenplus provide physicians with valuable information to assist in developing a patient-specific Breast Cancer Risk Reduction and Screening Plan based on professional medical society guidelines, such as the American Cancer Society (ACS) (www.cancer.org) and The National Comprehensive Cancer Network (NCCN) (www.nccn.org).

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Prior to the release of BREVAGenplus, the Company revised its sales and marketing strategy to focus on large comprehensive breast treatment and imaging centres, in concert with its ongoing approach to independent physician and women’s healthcare providers. Comprehensive breast centres are more complex entities with a longer sales cycle, however, they offer much higher and more stable long-term revenue potential.

The Company continues to work closely with these breast health centres and referring health care practitioners to ensure the creation of a personalised comprehensive breast cancer risk assessment approach in which BREVAGenplus plays an integral role.  In this way, the Company aims to reinforce the benefits of the test, ease its adoption by the new clinics and ensure its routine use by them.

Reimbursement:

Up until the end of the 2012 calendar year, insurance claims for BREVAGen were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted or Miscellaneous Code”.

As a result of the above changes the Company now uses a miscellaneous code when submitting claims for reimbursement from insurers. As part of this transition, the list price for the BREVAGen test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack. Importantly, notwithstanding this, the Company did not seek to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGenplus test under its “Patient Protection Program.”

Though the Company’s reimbursement per test (including write-offs and denials for non-coverage) has increased by more than 30%, the use of a miscellaneous code requires more administration and time by the Insurance Company to adjudicate and process the claim, thus increasing the time taken to receive reimbursement.

Clinical utility studies and peer-review publications to drive reimbursement outcome:

As previously announced, the Company has launched an initiative to reinvigorate the pathway to Peer- Review Publication. Attaining such publications in medical journals will help to further strengthen the Company’s commercial position and accelerate reimbursement discussions with private payers.

The Company had previously conducted multiple scientific studies to develop and validate the first generation BREVAGen test as well as created two health economic models to demonstrate potential cost savings and health benefits associated with the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to the new and improved BREVAGenplus test.

Following is a list of peer-reviewed publications on the BREVAGen test, to date:

1)             “Cost-effectiveness of a Genetic Test for Breast Cancer Risk”. Cancer Prevention Research. 2013 Dec;6(12):1328-36.

2)             “Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy”. Applied Health Economics and Health Policy. 2014 Apr;12(2):203-17.

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3)             “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model”. Breast Cancer Res Treat. 2013 Jun;139(3):887-96.

4)             “Assessment of clinical validity of a breast cancer risk model combining genetic and clinical information”. J Natl Cancer Inst. 2010 Nov 3;102(21):1618-27.

And supporting presentations:

1)             Jacoby E, DiCicco, Allman R. (2013). Impact of genomics on the assessment and management of breast cancer risk in a women’s healthcare clinic. Proceedings of the National Consortium of Breast Centres March 2013.

2)             Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation — A cost-effectiveness analysis. Presented at The California Pacific Medical Centre Breast Cancer Risk Assessment Workshop June 2013.

3)             Fohlse HJ, Dinh TA, Allman R. (2013). Genetic testing for breast cancer risk estimation — A cost-effectiveness analysis. Presented at the San Antonio Breast Cancer Symposium December 2013.

While these papers remain relevant to the BREVAGenplus test, they:

1)             Underestimate its improved performance, due to its inclusion of a greatly expanded single-nucleotide polymorphism (SNP) panel; and

2)             Do not capture the performance of BREVAGenplus in African American and Hispanic women, two groups for which the first iteration of the test was not validated.

Even though the BREVAGen concept has already demonstrated market acceptance, the Company recognises that in order to secure wider commercial payer coverage and or to improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrate the impact of the test on treatment decision-making that is aligned with payer evidence requirements. As such, the Company is about to commence a series of clinical utility studies that will provide further evidence to support the product’s value proposition and clinical benefits.

The first of three clinical trials planned is scheduled to begin in Q2 FY16 with completion expected before the end of FY16. Two longer-term clinical trials are also expected to commence within the current financial year and are designed to run for up to two years. One of the longer term studies will be prospective in design looking at patient outcomes, with the other being retrospective, assessing the impact of the test on MRI screening rates.

The data obtained from these studies will be utilised in direct contracting discussions with insurers and self-insured employer groups. Peer-reviewed publications demonstrating the product’s utility in terms of patient outcomes and its impact on healthcare costs is the most powerful marketing tool for a product like BREVAGenplus. Such publications are crucial in convincing physicians’ to use a product and how much payers will pay for its use.

The Company is confident that further publications will ultimately lead to wider commercial payer coverage and or to improve the level of commercial payer payments currently received.

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LICENSING AND IP

Non-Coding Assertion Program

As reported previously, on the 30 October 2014, Judge Stark issued a Memorandum Opinion finding Claim 1 of the GTG’s foundation ‘179 patent ineligible and granted that Motion to Dismiss. Legal Counsel has now prepared an appeal to the decision in the Federal Circuit. It is anticipated that the appeal will be argued in September 2015, with a decision being issued between December 2015 and June 2016. Counsel sought and achieved a stay of all non-appealed actions pending resolution of the Appeal. Several of those cases are asserted against major pharmaceutical companies.

If the appeal is successful in overturning Judge Stark’s decision, the pending cases will be resumed.

CORPORATE MATTERS

Financing

On the 22 January 2015, the Company announced that it had entered into a $24 million Standby Equity Placement Facility Agreement with the Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm, to strengthen the Company’s funding position.

Under the Agreement, Kentgrove Capital may provide the Company with up to $24 million of equity capital via placements over the next 24 months. Proceeds from the Facility will be used to fund the growth of the Company’s flagship lead breast cancer risk test, BREVAGenplus and for general working capital.

Under the Agreement, the Company can determine whether or not it will request a subscription from Kentgrove Capital, can set the time period of the placements, the maximum amount of the placements and the minimum issue price. For each placement made via the Facility, shares will be issued at a 5% discount to a volume weighted average price (VWAP) over the placement time period.

At the date of this report, the Company has received $2,603,111 (before associated costs) via the issue of equity placements by Kentgrove Capital Growth Fund as part of the Standby Equity Placement Facility Agreement.

Key Managerial Changes

On 6 October 2015, the Company announced the appointment of Mr. Kevin Fischer as Chief Financial Officer and joint Company Secretary, effective 2 November 2015. He replaces the current CFO Mr. Brian Manuel, who is leaving to pursue a personal business opportunity but will remain with the Company until the end of October 2015.

Annual Report

The Company published its Annual Report on 24 September 2015. The Annual Report is available on the Company’s website at www.gtglabs.com

Signed on behalf of Genetic Technologies Limited

/s/ Eutillio Buccilli	Date: 29 October, 2015
Eutillio Buccilli
Executive Director & Chief Executive Officer

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Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000.  Amended 30/9/2001, 24/10/2005.

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 September 2015

Consolidated statement of cash flows

			Current quarter
			(September 2015)	Year to date
			A$	A$
		Cash flows related to operating activities
1.1		Receipts from customers	353,785	353,785
1.2	Payments for	(a) staff costs	(1,136,816)	(1,136,816)
		(b) advertising and marketing	(194,961)	(194,961)
		(c) research and development	(7,435)	(7,435)
		(d) leased assets	—	—
		(e) other working capital	(1,091,316)	(1,091,316)
1.3		Dividends received	—	—
1.4		Interest and items of a similar nature received	3,692	3,692
1.5		Interest and other costs of finance paid	(5,870)	(5,870)
1.6		Income taxes paid	—	—
1.7		Grant and other income	—	—
		Net operating cash flows	(2,078,921)	(2,078,921)

+ See chapter 19 for defined terms.

Current quarter
		(September 2015)	Year to date
		A$	A$
1.8	Net operating cash flows (carried forward)	(2,078,921)	(2,078,921)
Cash flows related to investing activities
1.9	Payment for the acquisition of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	(160,674)	(160,674)
	e) other non-current assets	—	—

1.10	Proceeds from the disposal of:
	a) businesses (item 5)	—	—
	b) equity investments	—	—
	c) intellectual property	—	—
	d) physical non-current assets	—	—
e) joint venture interest
	f) other assets	—	—
		—	—
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities (refer note below)	—	—
1.13	Other (provide details if material)	—	—
	Net investing cash flows	(160,674)	(160,674)
1.14	Total operating and investing cash flows	(2,239,595)	(2,239,595)
Cash flows related to financing activities
1.15	Net proceeds from the issue of shares	(1,654)	(1,654)
1.16	Equity transaction costs	—	—
1.17	Net proceeds from borrowings	—	—
1.18	Net proceeds from the issue of unlisted secured debt notes	—	—
1.19	Dividends paid	—	—
	Net financing cash flows	(1,654)	(1,654)
	Net increase / (decrease) in cash held	(2,241,249)	(2,241,249)
1.20	Cash at beginning of quarter / year to date	18,341,357	18,341,357
1.21	Exchange rate adjustments	1,629,858	1,629,858
1.22	Cash at end of quarter	17,729,966	17,729,966

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	183,385

1.24	Aggregate amount of loans to the parties included in item 1.11	—

1.25	Explanation necessary for an understanding of the transactions

The amount included at Item 1.23 includes $183,385 paid to Directors during the quarter in respect of fees and superannuation.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None during the quarter under review

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None during the quarter under review

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A	Amount used $A
3.1	Loan facilities	—	—

3.2	Credit standby arrangements Hire purchase facility	—	—

+ See chapter 19 for defined terms.

Reconciliation of cash

		Current quarter (September 2015) $A	Previous quarter (June 2015) $A
Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

4.1	Cash on hand and at bank	17,729,966	18,341,357

4.2	Term deposits	—	—

4.3	Bank overdraft	—	—

4.4	Commercial Bills of Exchange	—	—

	Total cash at end of quarter (item 1.23)	17,729,966	18,341,357

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	Not applicable	Not applicable
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net liabilities
5.5	Nature of business

Compliance statement

1                     This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2                     This statement does give a true and fair view of the matters disclosed.

Sign here:	/s/ Brian Manuel	Date: 29 October 2015
CFO/ Company Secretary

Print name:	Brian Manuel

+ See chapter 19 for defined terms.

Notes

1.                            The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.                            The definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report except for any additional disclosure requested by AASB 107 that are not already itemised in this report.

3.                            Accounting Standards.  ASX will accept, for example, the use of International Financial Reporting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.